UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

41358P106

(CUSIP Number)

Robert Lyne

Chief Executive Officer

Arix Bioscience plc

Duke Street House

50 Duke Street

London W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41358P106	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS Arix Bioscience Plc*
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 323,893 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 323,893 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,893 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50% (2)
14.	TYPE OF REPORTING PERSON (see instructions) HC

*	On February 13, 2024, RTW Biotech Opportunities Ltd completed its all-share acquisition of Arix Bioscience Plc.
(1)

Consists of (i) 219,092 shares of common stock, par value $0.0001 per share (“Common Stock”), of Harpoon Therapeutics, Inc. (the “Issuer”) directly owned by Arix Bioscience Holdings Limited (“Arix Ltd.”), plus (ii) 104,800 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants (as defined in Amendment No. 5). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

Percentage of class is calculated based on (i) 21,397,205 shares of Common Stock outstanding as of February 6, 2024, as reported by the Issuer in its definitive merger proxy statement on Form DEFM14A filed on February 8, 2024, plus (ii) 104,800 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants.

CUSIP No. 41358P106	SCHEDULE 13D	Page 3

1.	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited*
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 323,893 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 323,893 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,893 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	On February 13, 2024, RTW Biotech Opportunities Ltd completed its all-share acquisition of Arix Plc., the sole owner and parent of Arix Ltd.
(1)

Consists of (i) 219,092 shares of Common Stock of the Issuer directly owned by Arix Ltd., plus (ii) 104,800 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

Percentage of class is calculated based on (i) 21,397,205 shares of Common Stock outstanding as of February 6, 2024, as reported by the Issuer in its definitive merger proxy statement on Form DEFM14A filed on February 8, 2024, plus (ii) 104,800 shares of Common Stock issuable to Arix Ltd. upon exercise of the Warrants.

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2019, as amended by Amendment No. 1 thereto filed with the SEC on December 11, 2019, Amendment No. 2 thereto filed with the SEC on June 1, 2020, Amendment No. 3 thereto filed with the SEC on January 12, 2021, Amendment No. 4 thereto filed with the SEC on July 16, 2021 and Amendment No. 5 thereto filed with the SEC on March 29, 2023 (collectively, the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Harpoon Therapeutics, Inc. (the “Issuer”). The share numbers in this Amendment give effect to a 1-for-10 share reverse stock split of the Common Stock effected on September 1, 2023. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

(a)–(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.

(c) There have been no transactions effected by the Reporting Persons during the past 60 days with respect to the Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.

(e) As a result of an increase in the number of shares of Common Stock outstanding on October 22, 2023, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2024

ARIX BIOSCIENCE PLC

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer